

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Jean-Marc Gilson
President and Chief Executive Officer
Westlake Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

>   **Re: Westlake Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 29, 2024**
>   **File No. 001-32260**

Dear Jean-Marc Gilson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Disclosure Review Program